Exhibit (a)(5)(v)

Macquarie Capital Investment Management LLC

A member of the Macquarie Group of Companies

ARBN 113 160 204

125 West 55th Street	Telephone	1 (212) 231 1000
New York NY 10019	Facsimile	1 (212) 231 1010
UNITED STATES

MEDIA RELEASE MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC. ANNOUNCES FINAL RESULTS OF CASH TENDER OFFER

New York, NY – November 20, 2012 – Macquarie Global Infrastructure Total Return Fund Inc. (NYSE: MGU) (the “Fund”) announced today the final results of its cash tender offer for up to 3,463,415 (representing approximately 20%) of its issued and outstanding shares of common stock (the “Offer”). The Offer expired on November 16, 2012, at 12:00 midnight, New York City time.

Based on information provided by The Colbent Corporation, the depository for the tender offer, approximately 8,199,887 shares of common stock or approximately 47.4% of the Fund’s outstanding shares of common stock were properly tendered, and the Fund has accepted 3,463,415 shares for cash payment at a price equal to $19.49 per share, which represents 95% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading session of the New York Stock Exchange (“NYSE”) on November 19, 2012. Since the total number of shares tendered exceeds the number of shares the Fund offered to purchase, on a pro-rated basis, 42.2% of the shares of common stock tendered by each tendering shareholder were accepted for payment. Following the purchase of the properly tendered shares, the Fund will have approximately 13,853,659 outstanding shares.

The Fund previously announced that it would commence a subsequent conditional offer for up to 10% of the then-outstanding shares of common stock at a price equal to 92% of the net asset value per share, determined as of the business day immediately following the day the subsequent conditional tender offer expires, if: (1) more than 25% of the Fund’s outstanding shares of common stock are validly tendered and not properly withdrawn pursuant to the Offer and (2) the Fund’s shares have traded at a market price that represents an average daily discount from net asset value of more than 8% during the 20-business day period beginning January 15, 2013 (“measuring period”). The Fund would commence a subsequent tender offer no later than fifteen business days following the conclusion of the measuring period. The first condition has been met because more than 25% of the Fund’s outstanding shares of common stock were validly tendered and not withdrawn pursuant to the Offer. The subsequent conditional offer will occur if the second condition is met, which will be announced after the end of the measuring period.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance. Results may differ due to various factors such as the possibility that shareholders may not tender their shares in the tender offer, or other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO and the documents referred to therein. Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

About Macquarie Global Infrastructure Total Return Fund Inc.

Macquarie Global Infrastructure Total Return Fund Inc. is a non-diversified, closed-end management investment company that seeks to provide a high level of total return consisting of dividends and other income, and capital appreciation. The Fund’s investment adviser is Macquarie Capital Investment Management LLC with its principal executive offices located at 125 West 55th Street, New York, New York 10019. The Fund is a closed-end fund and does not continuously offer or redeem shares.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie’s main business focus is making returns by providing a diversified range of services to clients. Founded in 1969, Macquarie operates in more than 70 office locations in 28 countries and employs more than 13,400 people. Assets under management total approximately US$351 billion at September 30, 2012.

For further information, please contact:

Brad Frishberg, Director, Chief Executive

Officer and President of Macquarie Global

Infrastructure Total Return Fund Inc.

212 231 1000

Media contact:

Paula Chirhart

Corporate Communications, Macquarie Group

Tel: +1 212 231 1310

Stockholder contact

AST Fund Solutions, LLC at (800) 331-7024